Exhibit 99.1

RISK FACTORS

Risks Relating to Our Business

We may not be able to realize the anticipated benefits from the TransCore acquisition, and we may experience unforeseen liabilities in connection with the acquisition.

We may not be able to realize the anticipated benefits from the TransCore acquisition, either in the amount or the time frame that we currently expect. For example, these anticipated benefits include establishing a strong technology platform for RFID and satellite-based communications applications, furthering our market leadership in niche markets, enhancing our growth opportunities and enhancing cash flow characteristics. Factors that could affect our ability to achieve these benefits include:

  competition in the industry;
  buying patterns of state agencies and other customers; and
  the introduction of new technologies into the marketplace.

If TransCore’s businesses do not operate as we anticipate, we may not be able to benefit from these opportunities, which could materially harm our business, financial condition and results of operations.

At the closing of the TransCore acquisition, approximately $34.3 million of the acquisition consideration was deposited into escrow accounts pursuant to the terms and conditions of escrow agreements that we entered into at the closing of the acquisition. Approximately $30.3 million of the escrow funds will be subject to working capital adjustments, indemnification and other post-closing obligations and approximately $4.0 million of the escrow funds will be subject to obligations related to intellectual property. The escrow agreements contain customary terms and conditions. To the extent unforeseen liability exceeds the escrow amounts, we will not receive indemnification.

Our indebtedness may affect our business and may restrict our operating flexibility.

As of December 31, 2004, we had approximately $891.9 million in total consolidated indebtedness. In addition, we have approximately $400.0 million undrawn availability under our new senior secured credit facility. Our total consolidated debt could increase due to this additional borrowing capacity. Subject to certain restrictions contained in our new senior secured credit facility and other debt agreements, we may incur additional indebtedness in the future, including indebtedness incurred to finance, or which is assumed in connection with, acquisitions.

Our level of indebtedness and the debt servicing costs associated with that indebtedness could have important effects on our operations and business strategy. For example, our indebtedness could:

  limit our flexibility in planning for, or reacting to, changes in the industries in which we compete;
  place us at a competitive disadvantage relative to our competitors, some of which have lower debt service obligations and greater financial resources than us;
  limit our ability to borrow additional funds;
  limit our ability to complete future acquisitions;
  limit our ability to pay dividends;
  limit our ability to make capital expenditures; and
  increase our vulnerability to general adverse economic and industry conditions.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financing will be available to us on favorable terms for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations would be materially adversely affected.

In addition, our new senior secured credit facility contains financial covenants requiring us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to meet the financial covenants or requirements in our new senior secured credit facility may be affected by events beyond our control, and we may not be able to satisfy such covenants and requirements. A breach of these covenants or our inability to comply with the financial ratios, tests or other restrictions contained in our new senior secured credit facility could result in an event of default under this facility, which in turn could result in an event of default under the terms of our other indebtedness. Upon the occurrence of an event of default under our new senior secured credit facility, and the expiration of any grace periods, the lenders could elect to declare all amounts outstanding under the facility, together with accrued interest, to be immediately due and payable. If this were to occur, our assets may not be sufficient to fully repay the amounts due under this facility or our other indebtedness.

Unfavorable changes in foreign exchange rates may significantly harm our business.

Several of our operating companies have transactions and balances denominated in currencies other than the U.S. dollar. Most of these transactions and balances are denominated in euros, British pounds, Danish krone and Japanese yen. Sales by our operating companies whose functional currency is not the U.S. dollar represented approximately 36% of our total net sales for the year ended December 31, 2004 compared to 27% for the year ended December 31, 2003. Unfavorable changes in exchange rates between the U.S. dollar and those currencies could significantly reduce our reported sales and earnings. At present, we do not hedge against foreign currency risks.

We export a significant portion of our products. Difficulties associated with the export of our products could harm our business.

Sales to customers outside the U.S. by our businesses located in the U.S. account for a significant portion of our net sales. These sales accounted for approximately 47% and 58% of our net sales for the years ended December 31, 2004 and December 31, 2003, respectively. We are subject to risks that could limit our ability to export our products or otherwise reduce the demand for these products in our foreign markets. Such risks include, without limitation, the following:

  unfavorable changes in or noncompliance with U.S. and other jurisdictions' export requirements;
  restrictions on the export of technology and related products;
  unfavorable changes in or noncompliance with U.S. and other jurisdictions' export policies to certain countries;
  unfavorable changes in the import policies of our foreign markets; and
  a general economic downturn in our foreign markets.

The occurrence of any of these events could reduce the foreign demand for our products or could limit our ability to export our products and, therefore, could materially negatively affect our future sales and earnings.

Economic, political and other risks associated with our international operations could adversely affect our business.

As of December 31, 2004, approximately 16% of our long-lived assets, excluding goodwill and intangibles were attributable to operations outside the U.S. We expect our international operations to continue to contribute materially to our business for the foreseeable future. Our international operations are subject to varying degrees of risk inherent in doing business outside the U.S. including, without limitation, the following:

  adverse changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;
  trade protection measures and import or export requirements;
  trade liberalization measures which could expose our international operations to increased competition;
  subsidies or increased access to capital for firms who are currently, or may emerge, as competitors in countries in which we have operations;
  partial or total expropriation;
  potentially negative consequences from changes in tax laws;
  difficulty in staffing and managing widespread operations;
  differing labor regulations;
  differing protection of intellectual property;
  unexpected changes in regulatory requirements;
  longer payment cycles of foreign customers and difficulty in collecting receivables in foreign jurisdictions; and
  international sentiment towards the U.S.

The occurrence of any of these events could materially harm our business.

Our growth strategy includes acquisitions. We may not be able to identify suitable acquisition candidates, complete acquisitions or integrate acquisitions successfully.

Our historical growth has depended, and our future growth is likely to continue to depend, to a significant degree on our ability to make acquisitions, such as our acquisition of TransCore, and to successfully integrate acquired businesses. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets globally. We cannot assure you, however, that we will be able to successfully identify suitable candidates, negotiate appropriate acquisition terms, obtain necessary financing on acceptable terms, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

Acquisitions involve numerous risks, including difficulties in the integrations of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although our management will endeavor to evaluate the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, prior acquisitions have resulted, and future acquisitions could result, in the incurrence of substantial additional indebtedness and other expenses. Future acquisitions may also result in potentially dilutive issuances of equity securities. We cannot assure you that difficulties encountered with acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

Product liability, insurance risks and increased insurance costs could harm our operating results.

Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of our products. In addition, certain of our products are used in potentially hazardous environments. We currently have product liability insurance; however, we may not be able to maintain our insurance at a reasonable cost or in sufficient amounts to protect us against potential losses. We also maintain other insurance policies, including directors and officers liability insurance. Our insurance costs increased in recent periods and may continue to increase in the future. We believe that we have adequately accrued estimated losses, principally related to deductible amounts under our insurance policies, with respect to all product liability and other claims, based upon our past experience and available facts. However, a successful product liability or other claim or series of claims brought against us could have a material adverse effect on our business, financial condition and results of operations. In addition, a significant increase in our insurance costs could have an adverse impact on our operating results.

Our operating results could be adversely affected by a reduction of business with our large customers.

We derive a significant amount of revenue from larger customers. The loss or reduction of any significant contracts with any of these customers could materially reduce our revenue and cash flows. Additionally, many of our customers are government entities. Government entities can unilaterally terminate or modify our existing contracts without cause and without penalty to the government agency.

Our operating results could be adversely affected by a reduction of business with Gazprom.

One of our larger customers is OAO Gazprom, a large Russian gas exploration and distribution company, with whom we have dealt over the past twelve years through a number of its procurement affiliates. In late 2002, Gazprom assigned a new procurement affiliate to negotiate with us and during the second calendar quarter of 2003 we secured a new supply agreement. Orders received under this agreement have been at lower levels than in prior years. The level and timing of future business with Gazprom will depend on our relationship with Gazprom as well as its ability to obtain financing, increased competition for obtaining Gazprom business and customer delays in commissioning and start-up of installations and on general economic conditions in Russia. If Gazprom continues to reduce the amount of products it purchases from us for any reason, we likely could not replace these sales and our operating results would be negatively affected.

We face intense competition. If we do not compete effectively, our business may suffer.

We face intense competition from numerous competitors. Our products compete primarily on the basis of product quality, performance, innovation, price, applications expertise, system and service flexibility and established customer service capabilities with existing customers. We may not be able to compete effectively on all of these fronts or with all of our competitors. In addition, new competitors may emerge, and product lines may be threatened by new technologies or market trends that reduce the value of these product lines. To remain competitive, we must develop new products, respond to new technologies and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust prices of many of our products to stay competitive.

Changes in the supply of, or price for, parts and components used in our products could affect our business.

We purchase many parts and components from suppliers. The availability and prices of parts and components are subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Some high-performance components for digital imaging products may be in short supply and/or suppliers may have occasional difficulty manufacturing these components to meet our specifications. In addition, some of our products are provided by sole source suppliers. Any change in the supply of, or price for, these parts and components could affect our business, financial condition and results of operations.

Environmental compliance costs and liabilities could increase our expenses and adversely affect our financial condition.

Our operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. These laws and regulations can result in the imposition of substantial fines and sanctions for violations and could require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in the countries in which we operate as these requirements change.

We use and generate hazardous substances and wastes in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We have experienced, and expect to continue to experience, costs relating to compliance with environmental laws and regulations. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of at the time of acquisition. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Many of the industries in which we operate are cyclical, and, accordingly, our business is subject to changes in the economy.

Many of the business areas in which we operate are subject to specific industry and general economic cycles. Certain businesses are subject to industry cycles, including but not limited to, the energy and semiconductor industries. Accordingly, any downturn in these or other markets in which we participate could materially adversely affect us. If demand changes and we fail to respond accordingly, our results of operations could be materially adversely affected in any given quarter. The business cycles of our different operations may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business.

Our intangible assets are valued at an amount that is high relative to our total assets, and a write-off of our intangible assets would negatively affect our results of operations and total capitalization.

Our total assets reflect substantial intangible assets, primarily goodwill. At December 31, 2004, goodwill totaled approximately $1.144 billion compared to approximately $1.114 billion of stockholders’ equity, which was nearly half of our total assets of approximately $2.366 billion. The goodwill results from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. We assess at least annually whether there has been an impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge or if business valuations become more conservative, we could incur, under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and total capitalization, which effect could be material.

We depend on our abilities to develop new products.

The future success of our business will depend, in part, on our ability to design and manufacture new competitive products and to enhance existing products so that our products can be sold with high margins. This product development may require substantial investment by us. There can be no assurance that unforeseen problems will not occur with respect to the development, performance or market acceptance of new technologies or products or that we will otherwise be able to successfully develop and market new products. Failure of our products to gain market acceptance or our failure to successfully develop and market new products could reduce our margins, which would have an adverse effect on our business, financial condition and results of operations.

Our technology is important to our success and our failure to protect this technology could put us at a competitive disadvantage.

Because many of our products rely on proprietary technology, we believe that the development and protection of intellectual property rights through patents, copyrights, trade secrets, trademarks, confidentiality agreements and other contractual provisions is important to the future success of our business. Despite our efforts to protect proprietary rights, unauthorized parties or competitors may copy or otherwise obtain and use our products or technology. The steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. Current and future actions to enforce these rights may result in substantial costs and diversion of resources and we make no assurances that any such actions will be successful.

The conflict in Iraq and any future armed conflict or terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business.

The U.S. and other countries are engaged in a military action in Iraq. The duration and outcome of these activities are unknown. Continued occupation of Iraq, future terrorist attacks against U.S. targets, rumor or threats of war, additional conflicts involving the U.S. or its allies or trade disruptions may negatively impact our operations, cause general economic conditions in the U.S. and abroad to deteriorate or cause worldwide demand for U.S. products to decline. A prolonged economic slowdown or recession in the U.S. or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales and profits. Any of these events could have a significant impact on our business, financial condition or results of operations and may result in the volatility of the market price for our common stock.